UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing	Energy Metals Corporation
("Filer"):

B.	(1) This is [check one]

☒ an original filing for the Filer

an amended filing for the Filer

	(2)	Check the box if you are filing Form F-X in paper in accordance with Regulation S-T (Rule 101(b)(9))

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of Registrant	Energy Metals Corporation

	Form type	Form 40-F

	File Number (if known)	000-52146

	Filed by	Energy Metals Corporation

	Date filed (if filed concurrently, so indicate)	September 28, 2006 (filed concurrently)

D.	The Filer is incorporated or orgainzed under the laws of	British Columbia

	and has its principal place of business at	Suite 1238 - 200 Granville Street Vancouver, British Columbia, V6C 1S4, Canada

	Telephone:	(604) - 697-5687

E.	The Filer designates and appoints	Erwin & Thompson LLP ("Agent")
1 East Liberty St., Suite 424
P.O. Box 40817
Reno, Nevada 89504
Telephone: (775) 786-9494

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form __________ on _________ or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Form relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Vancouver, Country of Canada this 28 th day of September, 2006.

Filer:	ENERGY METALS CORPORATION

	By:	/s/ George Lim

	Name:	George Lim
	Title:	Chief Financial Officer
	Date:	September 28, 2006

This statement has been signed by the following persons in the capacities and on the dates indicated.

Erwin & Thompson LLP

By:	/s/ Thomas P. Erwin

Name:	Thomas P. Erwin
Title:	Partner
Date:	September 28, 2006